May 26, 2017

Securities and Exchange Commission

100 F Street, North East

Washington, DC 20549-3030

Attention: Tom Kluck, Stacie Gorman, Jorge Bonilla and Kristi Marrone

Re:	Boston Omaha Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed April 21, 2017
File No. 333-216040

Ladies and Gentlemen:

On behalf of Boston Omaha Corporation (“BOC” or the “Company”), we are submitting this letter in response to your comment letter dated May 17, 2017 with respect to BOC’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), which is referenced above. Filed herewith via EDGAR is Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will supplement and provide the Staff via overnight courier four copies of Amendment No. 2, which has been marked to show changes from the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to Amendment No. 2 as marked.

Prospectus Cover Page

1.	We note that you have presented the underwriting discount in the table assuming that Magnolia Capital Fund, L.P. and Boulderado Partners, LLC purchase $45,000,000 in shares. Please provide this disclosure assuming that no shares are purchased by these entities.

RESPONSE:	Additional disclosure has been provided in the footnote to the table assuming that no shares are purchased by these entities. See the Prospectus Cover Page of Amendment No. 2.

Business, page 56

2.	We note your disclosure on page 16 that your co-chief executive officers will not devote their full time to you. Please disclose the approximate amount of time each officer will devote to your operations each week.

RESPONSE:	Language has been added in this risk factor to disclose that the Company’s Co-Chief Executive Officers devote on average 40 hours per week to the Company’s business. See Page 16 of Amendment No. 2.

Securities and Exchange Commission

May 26, 2017

Out of Home Advertising, page 60

3.	We note your response to comment 13 of our letter. Please revise your disclosure to provide the information in your response.

RESPONSE:	The language from our response to comment 13 has been added to the Industry Background section. See Page 61 of Amendment No. 2.

Our Opportunity, page 61

4.	Please revise to discuss in further detail the outside historical and comparable company data and projections used to arrive at the tabular information presented on page 62. Also, tell us and revise to discuss why you believe this presentation is useful to investors.

RESPONSE:	Additional information regarding the outside historical and comparable company data and projections used to arrive at the tabular information and why this presentation is useful to investors has been added to Amendment No. 2 at Page 65.

Financial Statements

Boston Omaha Corporation

Note 2. Summary of Significant Accounting Policies

Commissions, page F-13

5.	We note your response to comment 19 that commissions are earned in full when the bond is issued. We also note your disclosure on page F-13 that commissions are earned as of the policy effective date and your disclosure on page 48 that commissions are earned when the bond is written. As previously requested, please clarify to us the timing for recognizing revenues from insurance commissions and revise your disclosure accordingly.

RESPONSE:	Revenues from insurance commissions are recognized as of the policy effective date, as originally indicated on Page F-13. The language on Page 56 of Amendment No. 2 has been updated to reflect for consistency that commissions are earned as of the policy effective date.

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Securities and Exchange Commission

May 26, 2017

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (781) 719-9803 or, in my absence, to Joseph B. Ramadei at (781) 719-9813. Thank you.

Sincerely yours,

/s/ Neil H. Aronson

Neil H. Aronson

cc:	Alex B. Rozek, Boston Omaha Corporation
Adam K. Peterson, Boston Omaha Corporation
Joshua P. Weisenburger, Boston Omaha Corporation
Joseph B. Ramadei, Esq., Gennari Aronson, LLP
Sarah Berel-Harrop, CPA, MaloneBailey LLP
Daniel Sargent, CPA, Stowe & Degon LLC
Christopher T. Jensen, Esq., Morgan, Lewis & Bockius LLP